Mail Stop 3-9								May 12, 2005

A.C.T. Holdings, Inc.
381 Plantation Street
Worcester, MA 01605
Attn: William M. Caldwell

Re:	A.C.T. Holdings, Inc.
       	Preliminary proxy statement filed May 10, 2005
       	File No. 0-50295

Dear Mr. Caldwell:

	This is to advise you that we have monitored the subject filing solely with respect to proposal number 1 and have the following comments.

1. We note that as part of this proposal, stockholders are being asked to approve an increase in the number of authorized shares of common stock and preferred stock of the company. As to your common stock, please expand the disclosure to state the number of outstanding shares, shares reserved for issuance under option plans, in connection with convertible securities, etc., and the number of shares available for issuance which have not been reserved.

2. You should disclose whether or not there are any agreements, arrangements, plans or understandings with anyone to sell or issue any shares of preferred stock and state the number of shares of each class or series of preferred stock authorized and the number of shares outstanding, if any.

	As appropriate, please amend your filing in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation.

	Any questions should be directed to Michael Reedich at (202) 942-1815, or the undersigned at (202) 942-1840.

							Sincerely,



							Jeffrey Riedler
							Assistant Director
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